GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2005 JAN 28 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 January 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

05005441

SUPPL

Dear Sirs,

GKN plc - Announcement date for 2004 Annual Results

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

Enc

dlw 1/28

Announcement date for GKN 2004 Annual Results

GKN's preliminary statement of its annual results for 2004 together with the proposed 2004 final dividend will be announced on Thursday, 24 February 2005.

G. Denham
Company Secretary

14 January 2005